SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                   Commission File Number 0-22524

     XX FORM 10-K AND FORM 10-KSB        Form 11-K

        Form 20-F     Form 10-Q and Form 10-QSB       Form N-SAR

     For period ended

     Transition Report on Form 10-K and Form 10-KSB

     Transition Report on Form 20-F

     Transition Report on Form 11-K

     Transition Report on Form 10-Q and Form 10-QSB

     Transition Report on Form N-SAR

     For the transition period ended

     Read Attached Instruction Sheet Before Preparing Form.
     Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     It the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                            PART I
                    REGISTRANT INFORMATION

     Full name of registrant   REAL GOODS TRADING CORPORATION

     Former name if applicable   N/A

     Address of principal executive office (street and number)
       3440 AIRWAY DRIVE, SUITE E

     City, state and zip code
       SANTA ROSA, CA  95403

                             PART II
                     RULE 12-b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

     (a)  The reasons described in the reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
     XX before the 15th calendar day following the prescribed due date; or the subject quarterly report or report transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                              PART  III
                              NARRATIVE

     State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                              PART IV
                         OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

            LESLIE B. SEELY, CFO     (707)        521-4410
                  (Name)           (Area Code) (Telephone Number)

     (2) Have all of other periodic reports required under
Section 13 or 15(d) or the Securities Exchange Act of 1934 or
Section 30 of the Investment of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports (s).

                                            XX YES   No

     (3) Ifs it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report portion thereof?

              SEE ATTACHED STATEMENT.       XX YES   No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 REAL GOODS TRADING CORPORATION
          (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  6/27/2000               By [S]LESLIE B. SEELY
                                    Leslie B. Seely
                                    Chief Financial Officer

      INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                        GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 buy need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic files unable to timely file a report soley due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

Real Goods Trading Corporation
Commission File Number: 0-22524


ATTACHMENT TO FORM 12b-25

Part III.

     NARRATIVE

     Unanticipated events with respect to a third party with whom Registrant has material relationships have necessitated revisions in the text of the Form 10KSB which could not be completed for timely filing of that form. However, in a press release on June 27, 2000, Registrant has publicly disclosed its results for the subject period.

Part IV (3).
     Yes. On June 27, 2000 the Company announced the results of its operations for the subject period. The net loss for the year ended March 31, 2000 was $1,290,000 or $.29 per share compared with a net loss of $482,000 or $.12 per share for the year ended March 31, 1999.